NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Intuit Inc.

Name of persons relying on exemption: National Center for Public Policy Research

Address of persons relying on exemption: 2005 Massachusetts Avenue NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Intuit Inc. (“Intuit” or the “Company”)

RE: The case to vote FOR Proposal 4 (“Diversity & Inclusion Programs ROI Audit”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Center for Public Policy Research (“NCPPR”) is not able to vote your proxies, nor does this communication contemplate such an event. NCPPR urges shareholders to vote for Proposal 4, following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

In Support of Proposal 4

We write to encourage you to vote in favor of our proposal.

Note that our proposal was submitted with the title: “Diversity & Inclusion Programs ROI Audit.” However, Intuit removed that title and instead titled the proposal: “Stockholder Proposal.” Draw your own conclusions about what that says about Intuit’s commitment to transparency. Beyond that, please consider the following.

NCPPR submitted a proposal to Intuit requesting that the Company publish a report evaluating the return on investment (ROI) of Intuit’s Diversity and Inclusion (D&I) program. Intuit’s Board of Directors recommended a vote against this proposal and stated that the report would be redundant.[1] The Board claimed that two of their committees already exercised a “robust risk management oversight function that promotes compliance with anti-discrimination laws.”[2]

The Board’s opposition statement does not address the subject of the proponent’s proposal and sidesteps the issue. The proposal does not ask whether Intuit’s corporate leadership exercises oversight over hiring policies. Rather, the proposal requests that existing governance mechanisms, such as Intuit’s Compensation and Organizational Development Committee, or the Audit and Risk Committee, issue a report on the ROI of Intuit’s D&I program.

Intuit has claimed that the Company’s goal is to “have our workforce be as diverse as possible.”[3] Intuit has also stated that “to deliver for our shareholders in both the short and long term, we’ve set measurable goals to grow revenue, increase revenue per customer, and generate operating income growth.”[4] The National Center’s proposal requests a report demonstrating how these two goals operate congruently and whether they are aligned.

Corporate leadership may have recognized that their shareholders were displeased with the prioritization of divisive DEI goals. In 2023 and 2024, Intuit’s Annual Reports highlighted the Company’s commitment to DEI (diversity, equity, and inclusion) and contained sections entitled “Diversity, Equity, and Inclusion”.[5] These sections noted that DEI initiatives were led by a Chief DEI Officer (CDEIO).[6] Intuit’s 2025 Annual Report notably lacked the previous years’ DEI section.[7] In fact, the 2025 Annual Report did not mention the word “diversity” once in the entire document.[8] Instead, Intuit’s 2025 Annual Report highlighted the Company’s “Stronger Together” value.[9] Additionally, the CDEIO position ceased to exist in the 2025 Annual Report.[10] It seems that the former CDEIO was replaced by the VP of Global Diversity & Inclusion, and some of the CDEIO’s prior responsibilities were allocated to the Chief People & Places Officer.

The Board’s opposition statement highlights their commitment to the “Stronger Together” value, which is a repackaged DEI initiative. They claim that Intuit does not “set quotas or make employment decisions based on an individual’s identity.” While Intuit may not set quotas or hire employees based on their identities, Intuit has implemented the following programs and initiatives:

•Intuit committed to “set tone at the top” with women role models on the CEO staff and Board of Directors.[11]

•Intuit committed to “set diversity goals.”[12]

•Intuit committed to ensure that women are part of every hiring slate of candidates and ensure that women are part of every interview/assessment panel.[13]

•Intuit’s Global Intuit Pride Network Strategy set goals to participate in Pride Parades and “facilitate access to LGBTQ+ programs and organizations (Talent Acquisition, Marketing, and D&I).”[14]

•Intuit set goals to partner with Talent Acquisition and Human Resources to develop a strategy for LGBTQ+ recruitment.

•Intuit committed to “take action” by ensuring every slate of candidates has at least one person of color (in the US).

•Intuit implemented a three-year Diverse University Recruiting Strategy, in which Intuit focuses on recruiting at Historically Black Colleges/Universities (HBCUs) and Hispanic-Serving institutions.[15]

These actions indicate identity-based management decisions. Even though Intuit may not directly set quotas or hire individuals based on their identities, Intuit enacts hiring strategies based on protected characteristics such as gender, race, and sexual orientation. Such strategies may leave Intuit more susceptible to litigation.

Many companies have recently experienced substantial legal and reputational risks stemming from governance policies similar to Intuit’s current D&I framework. In February 2025, Missouri filed a lawsuit alleging race-based employment discrimination due to Starbucks’ race- and sex-based hiring quotas, race- and sex-based advancement opportunities, and race- and sex-based discrimination with respect to board membership.[16] In March 2024, the Fourth Circuit ruled that engaging in reverse discrimination to promote diversity goals violates Title VII of the Civil Rights Act of 1964, 42 U.S.C. §§ 2000e–2000e-17. See also Beneker v. CBS Studios, Inc., No. 24-cv-01659 (E.D. Cal. Dec. 4, 2024) (denying motion to dismiss claim that employer’s diversity initiatives amounted to unlawful race-based discrimination that cost the plaintiff his job); Raza v. Accenture LLP, No. 1:25-cv-03999 (N.D. Ill. Apr. 14, 2025) (leading the employer to settle with Raza in the sex-based discrimination claim to avoid further reputational, financial, and legal costs); Meyersburg v. Morgan Stanley & Co. LLC, No. 1:23-cv-07638 (S.D.N.Y. Aug. 29, 2023) (leading the employer and the plaintiff to agree to costly private arbitration due to the employer’s alleged sex- and race-based discrimination against the plaintiff, a high-performing White male executive seemingly terminated due to diversity and inclusion initiatives). The precedents above suggest that D&I initiatives subject companies to legal risks when such initiatives treat employees differently based on protected characteristics.

Intuit repeatedly states the Company’s belief that D&I programs “fuel innovation” and help solve “customers’ toughest problems” and shareholders deserve to see empirical data to corroborate this belief. Intuit claims that the Company does not set quotas or make employment decisions based on an individual’s identity. However, Intuit’s D&I initiatives suggest that candidates’ identities are a significant factor in hiring decisions and hiring goals. Directors are given access to aggregated gender and ethnicity data for their organization, and across Intuit. “In addition, they can see hires, attrition and mobility.  By providing expanded access, we are encouraging leaders to use D&I data to think more proactively about talent-related decisions to create a more diverse and inclusive work environment.”[17]

Intuit’s repeated unsubstantiated belief that D&I programs improve shareholder value and ROI is coupled with a repeated claim that Intuit intends to deliver for the Company’s shareholders in both the short and long term. If Intuit values transparency, leadership has the tools at hand to demonstrably show how their “Stronger Together” value contributes to growing revenue. Reasonable investors require material data to assess the value of their shares. Intuit repeatedly asserts that the Company’s diversity initiatives drive innovation and long-term shareholder value yet provides no empirical evidence demonstrating that these programs generate a positive return on investment or mitigate the legal and reputational risks they may create. Shareholders therefore reasonably request a data-driven ROI assessment to determine whether Intuit’s “Stronger Together” initiatives align with the Company’s stated financial objectives and fiduciary obligations.

In light of all the foregoing, we we urge shareholders to vote FOR Proposal 4 on Intuit Inc.’s 2026 Proxy Voting Card.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA  TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL  MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR  AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES  BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR  ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL  AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD  NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR  PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS  ON YOUR PROXY CARD.

For questions regarding Intuit Inc. – Proposal 4 – “Diversity & Inclusion Programs ROI Audit,” sponsored by National Center for Public Policy Research, please contact Stefan Padfield, Executive Director, Free Enterprise Project, NCPPR, via email at spadfield@nationalcenter.org.

[1] https://investors.intuit.com/sec-filings/all-sec-filings/content/0000896878-25-000057/intu-20251126.htm.

[2] https://investors.intuit.com/sec-filings/all-sec-filings/content/0000896878-25-000057/intu-20251126.htm.

[3] https://www.ceoaction.com/actions/recruiting-diverse-talent-at-intuit/.

[4] https://www.intuit.com/oidam/intuit/ic/en_us/content/intuit-stakeholder-impact-report-2024.pdf.

[5] https://investors.intuit.com/sec-filings/all-sec-filings/content/0000896878-23-000034/intu-20230731.htm; https://investors.intuit.com/sec-filings/all-sec-filings/content/0000896878-24-000039/intu-20240731.htm.

[6] Id.

[7] https://investors.intuit.com/sec-filings/all-sec-filings/content/0000896878-25-000035/intu-20250731.htm.

[8] Id.

[9] Id.

[10] Id.

[11] https://www.ceoaction.com/media/2870/six-elements.jpg.

[12] Id.

[13] Id.

[14] https://www.ceoaction.com/media/2517/intuit-erg-action-document.jpg.

[15] https://www.ceoaction.com/actions/recruiting-diverse-talent-at-intuit/.

[16] https://ago.mo.gov/wp-content/uploads/Starbucks-Complaint.pdf

[17] https://www.ceoaction.com/actions/di-dashboard/.